SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE inContact Transforms Omnichannel Digital Customer Care With The Addition of Brand Embassy Application on CXEXCHANGE, Dated January 02, 2018.

99.2 NICE Announces Webinar Series, ‘Customer Experience Done Right’, Dated January 03, 2018.

99.3 Leading Global Investment Bank to Automate Compliance Assurance Reporting Using NICE COMPASS, Dated January 08, 2018.

99.4 NICE Workforce Management Delivers Transformational Customer Experience for Leading Travel Company, Dated January 09, 2018.

99.5 NICE inContact Named a Leader in Ovum Decision Matrix for Selecting a Multichannel Cloud Contact Center Solution, Dated January 10, 2018.

99.6 NICE Releases End-to-End, Dedicated GDPR Compliance Solution for Contact Centers, Dated January 11, 2018.

99.7 The NICE ‘Adapt Before You Have To’ Roadshow to Visit Six Cities Across the US, Dated January 16, 2018.

99.8 NICE inContact CXone Further Expands SMS Functionality with Textel to Improve Customer Experience, Dated January 17, 2018.

99.9 NICE COMPASS Automated Call Extraction Capability Speeds Response to Financial Regulatory Requests, Dated January 18, 2018.

100.0 NICE inContact Announces CXone Agent for Salesforce -- Adding Integrated Workforce Optimization to Unified Desktop, Dated January 22, 2018.

100.1 NICE Actimize Recognized As Anti-Financial Crime Platform Market Leader in Ovum’s Decision Matrix Report With Highest Score Average Across Its Three Key Areas, Dated January 22, 2018.

100.2 NICE Contact Center Customers Win Four Industry Awards, Dated January 24, 2018.

100.3 NICE Actimize Chosen by Bank of Communications to Implement Anti-Money Laundering Financial Crime Solutions Strategy, Dated January 25, 2018.

100.4 Lightico Joins NICE inContact DEVone Program with New Mobile Collaboration Tools to Accelerate the Sales Experience, Dated January 29, 2018.

100.5 NICE Wins TMC Awards for Innovation and Excellence in Unified Communications, Dated January 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Hagit Yinon
Name: Hagit Yinon
Title: Corp. VP, Finance

Dated: February 1, 2018

EXHIBIT INDEX

99.1 NICE inContact Transforms Omnichannel Digital Customer Care With The Addition of Brand Embassy Application on CXEXCHANGE, Dated January 02, 2018.

99.2 NICE Announces Webinar Series, ‘Customer Experience Done Right’, Dated January 03, 2018.

99.3 Leading Global Investment Bank to Automate Compliance Assurance Reporting Using NICE COMPASS, Dated January 08, 2018.

99.4 NICE Workforce Management Delivers Transformational Customer Experience for Leading Travel Company, Dated January 09, 2018.

99.5 NICE inContact Named a Leader in Ovum Decision Matrix for Selecting a Multichannel Cloud Contact Center Solution, Dated January 10, 2018.

99.6 NICE Releases End-to-End, Dedicated GDPR Compliance Solution for Contact Centers, Dated January 11, 2018.

99.7 The NICE ‘Adapt Before You Have To’ Roadshow to Visit Six Cities Across the US, Dated January 16, 2018.

99.8 NICE inContact CXone Further Expands SMS Functionality with Textel to Improve Customer Experience, Dated January 17, 2018.

99.9 NICE COMPASS Automated Call Extraction Capability Speeds Response to Financial Regulatory Requests, Dated January 18, 2018.

100.0 NICE inContact Announces CXone Agent for Salesforce -- Adding Integrated Workforce Optimization to Unified Desktop, Dated January 22, 2018.

100.1 NICE Actimize Recognized As Anti-Financial Crime Platform Market Leader in Ovum’s Decision Matrix Report With Highest Score Average Across Its Three Key Areas, Dated January 22, 2018.

100.2 NICE Contact Center Customers Win Four Industry Awards, Dated January 24, 2018.

100.3 NICE Actimize Chosen by Bank of Communications to Implement Anti-Money Laundering Financial Crime Solutions Strategy, Dated January 25, 2018.

100.4 Lightico Joins NICE inContact DEVone Program with New Mobile Collaboration Tools to Accelerate the Sales Experience, Dated January 29, 2018.

100.5 NICE Wins TMC Awards for Innovation and Excellence in Unified Communications, Dated January 31, 2018.